Exhibit 99.1

DHX MEDIA REPORTS RECORD FISCAL SECOND QUARTER RESULTS

27% Growth in Revenues; 16% Growth in Adjusted EBITDA; $6.1M Growth in Net Income

Halifax, NS, February 16, 2016 – DHX Media Ltd. (“DHX” or the “Company”) (NASDAQ: DHXM; TSX: DHX.A, DHX.B), a global leader in kids and family entertainment content, announces its unaudited financial results for the second quarter of fiscal 2016, ended December 31, 2015.

Highlights of Q2 2016:

(All amounts in Canadian dollars)

•	Revenues: up 27% to $81.5 million, from $64.3 million for Q2 2015;

•	Adjusted EBITDA[1]: up 16% to $27.8 million, from $23.9 million for Q2 2015; and

•	Net Income[1]: up to $11.7 million ($0.09/share), compared to $5.5 million ($0.05/share) for Q2 2015, and Adjusted net income was up to $12.6 million ($0.10/share), from $9.8 million ($0.08/share) for Q2 2015.

1Adjusted EBITDA represents income of the Company before amortization, finance income (expense), taxes, development expenses, impairments, share-based compensation expense, and adjustments for other identified charges. Adjusted Net Income adjusts net income (loss) for certain identified charges, net of the tax effect. (See the complete definition of Adjusted EBITDA and Adjusted Net Income in the Company’s Management Discussion and Analysis for Q2 2016 for full details).

Dana Landry, CEO of DHX Media, commented: “We are very pleased to be reporting our seventh consecutive quarter of growth in revenues and Adjusted EBITDA, on a quarter-over-quarter basis, driven by solid fundamentals and steadfast execution of our business strategies. We continue to see excellent demand for our content, allowing us to capitalize on opportunities in both traditional linear media and the new digital environment created by the global proliferation of video-on-demand services. We anticipate future growth as we further leverage our capabilities for key brands across our integrated platform of production, distribution, broadcast and licensing. Developments such as our recent expansion of activities in China, and new content partnerships will also serve to help deliver this growth. Management is further pleased to announce an increase in our dividend to $0.016, the sixth increase since the dividend was instituted in March 2013.”

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

Dividend Declaration

Today, the Company declared a dividend for the quarter of $0.016, an increase of 6.7%, on each common voting share and variable voting share outstanding to the shareholders of record at the close of business February 26, 2016 to be paid March 21, 2016.

Outlook

Management is pleased to reconfirm its Outlook for fiscal 2016. Details of management’s expectations for revenues, gross margin and operating expense for fiscal 2016 can be found in the Outlook section of the Company’s Q2 MD&A, available at www.dhxmedia.com or on www.sedar.com or www.sec.gov/edgar.

Analyst call details

The Company will hold a conference call for analysts to discuss its fiscal Q2 2016 financial results on Tuesday, February 16, 2016 at 8:00 a.m. ET. Media and others may access this call on a listen-in basis. Conference call details are as follows:

To access the call, please dial +1(888) 231-8191 toll-free or +1(647) 427-7450 internationally. Please allow 10 minutes to be connected to the conference call.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855) 859-2056 toll free or +1(416) 849-0833, and passcode 42503091, until 11:59 p.m. ET, February 23, 2016.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

Consolidated Statements of Income and Comprehensive Income Data

	Three Months Ended	Three Months Ended
	December 31, 2015	December 31, 2014
($000, except per share data)
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:
Revenues	81,480	64,256
Direct production costs and expense of film and television produced	(34,952)	(26,338)
Expense of book value of acquired libraries	(2,241)	(411)
Gross margin	44,287	37,507
Selling, general, and administrative	(18,345)	(14,743)
Write-down of certain investment in film and television programs	(500)	(15)
Amortization, finance and other expenses, net	(10,499)	(15,175)
Provision for income taxes	(3,272)	(2,035)
Net income	11,671	5,539

Cumulative translation adjustment	(2,195)	(2,317)
Comprehensive income	9,476	3,222
Basic earnings per common share	0.09	0.05
Diluted earnings per common share	0.09	0.04
Weighted average common shares outstanding (expressed in thousands)
Basic	124,734	120,414
Diluted for net income and normalized net income	126,508	123,602

Normalized net income	12,594	9,832
Basic normalized earnings per common share	0.10	0.08
Diluted normalized earnings per common share	0.10	0.08

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

Revenues

Revenues for Q2 2016 were $81.48 million, up 27% from $64.25 million for Q2 2015. The increase in Q2 2016 was generally due to increases in distribution revenues (92% organic, 8% acquisitive), which accounted for 34% of the growth, proprietary production revenues (97% organic, 3% acquisitive), which accounted for 48% of the growth, producer and service fee revenues (91% organic, 9% acquisitive), which accounted for 28% of the growth, M&L-represented revenues (all organic), which accounted for 23% of the growth, offset by a decrease in M&L-owned revenues (all organic), which accounted for (13)% of the growth, DHX Television revenues, which accounted for (18)% of the growth, and New Media revenues, which accounted for (2)% of the growth.

Proprietary production revenues: Proprietary production revenues for Q2 2016 were $20.71 million, an increase of 68% (62% organic, 6% acquisitive) compared to $12.36 million for Q2 2015. For Q2 2016, the Company added 76.0 proprietary half-hours to the library up 31% versus 58.0 proprietary half-hours for Q2 2015. For Q2 2016, the Company added 16.0 half-hours of third party produced titles with distribution rights (Q2 2015-nil). The proprietary production revenue was above the high end of Management's range for quarterly pacing provided in the Q1 2016 MD&A and was a direct result of certain titles being delivered ahead of schedule. Management expects annual deliveries and revenues to track to the previously reported annual.

Distribution revenues: For Q2 2016, distribution revenues were up 46% to $18.58 million (11% acquisitive and 35% organic), from $12.76 million for Q2 2015, primarily due to the continuing growth of new digital customers, platforms, and territories and was at the very top of Management's quarterly pacing expectations. For Q2 2016, amongst other key distribution deals for both linear and digital platforms, the Company closed a significant and previously announced deal with Netflix Inc., and additional deals with Turner Broadcasting Corporation, OTT Pacifico, Hessischer Rundfunk. Also included in these figures are certain digital revenues such as advertising and subscription video on demand ("VOD") revenues, from multiple platforms including Amazon and YouTube.

Television revenues: For Q2 2016, Management is pleased to report, while television revenues were down 14% to $18.78 million from $21.91 million from Q2 2015, these results were at the high end of Management's quarterly pacing expectations. Approximately 82% or $15.49 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 18% or $3.29 million of the total television revenues. Advertising and promotion revenues typically peak during the holiday season.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

M&L-owned revenues (including music and royalties): For Q2 2016, the M&L-owned revenues were $4.34 million, down 34% (all organic) as compared to $6.62 million for Q2 2015. For Q2 2016, M&L-owned revenues had no amounts for live events compared to Q2 2015, which included revenues of $3.48 million from the Yo Gabba Gabba! Live! tour show. Excluding the live tour revenues, M&L-owned revenues or Q2 2016 were up 38% as the Company continued to recognize revenues related to non-refundable minimum guarantees associated with Teletubbies and Twirlywoos. M&L-owned revenues were below the low end of Management's quarterly expectations based on quarterly timing of recognition of certain minimum guarantees. Management expects Q3 and Q4 2016 M&L-owned revenues to increase relative to Q1 and Q2 pacing, but has adjusted its annual expectations downward slightly to account for the revised expectations of quarterly timing of certain deals.

M&L-represented revenues: For Q2 2016, M&L-represented revenues were up $4.03 million (all organic) to $7.12 million compared to Q2 2015 at $3.09 million, and were well above the high end of Management's Q2 2016 expectations, driven mainly by the strong performance of our represented brands Despicable Me and Minions in several territories but also significant growth in Sesame Street, Dora the Explorer, The Pink Panther, and Jurassic World. As a result, Management has increased its annual revenue expectations. The results also continued to benefit somewhat by the weakening Canadian dollar compared to the GBP.

Producer and service fee revenues: For Q2 2016, the Company earned $11.49 million for producer and service fee revenues, an increase of 74% (16% acquisitive and 58% organic) versus the $6.62 million from Q2 2015, at the mid-point of Management's expectations.

New media revenues: For Q2 2016, new media revenues were down $0.43 million or 49% (22% acquisitive and (71)% organic) to $0.46 million (Q2 2015-$0.89 million) based primarily on apps and games as the UMIGO project has now been completed, accounting for the decline in revenues.

Gross Margin

Gross margin for Q2 2016 was $44.29 million, an increase in absolute dollars of $6.78 million or 18% compared to $37.51 million for Q2 2015. The overall gross margin for Q2 2016 at 54% of revenue was at the low end of Management's quarterly expectations and was the result of lower than expected distribution margins as an unexpectedly high percentage of the distribution revenues for the quarter were from newer library titles, that typically have lower margins, and lower proprietary production margins as the product delivery mix contained a higher than normal percentage of live action shows that typically carry lower margins. Gross margin for DHX Television was 67% or $12.57 million, calculated as revenue of $18.78 million, less programming costs, third party fees, and other direct creative costs of $6.21 million, which was above Management's expectations as a result of lower external content costs and seasonal increases in advertising and promotion revenues. Gross margin for Q2 2016, including DHX Television, was calculated as revenues of $81.48 million, less direct production costs and expense of investment in film of $34.95 million and $2.24 million expense of book value of acquired libraries, (Q2 2015-$64.26 million less $26.34 million and less $0.41 million, respectively).

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

Operating Expenses (Income)

SG&A

SG&A costs for Q2 2016 increased 24% to $18.35 million compared to $14.74 million for Q2 2015. For Q2 2016, SG&A includes the SG&A associated with the Echo Bridge and Nerd Corps acquisitions. SG&A also reflects increased levels of SG&A within DHX Brands and DHX Distribution as Management has continued to add resources in these areas to take advantage of the M&L opportunities associated with Teletubbies and Twirlywoos and the global expansion of digital distribution platforms. SG&A includes $1.82 million (Q2 2015-$1.11 million) in non-cash share-based compensation, the result of the acceleration of the vesting of certain stock options based on performance. When adjusted, cash SG&A at $16.53 million was at the high end of Management’s quarterly SG&A expectations.

Adjusted EBITDA

For Q2 2016, Adjusted EBITDA was $27.76 million, up $3.89 million or 16% over $23.87 million for Q2 2015.

Please see the "Use of Non-GAAP Financial Measures", "Reconciliation of Historical Results to Adjusted EBITDA", and “Reconciliation of Historical Results to Adjusted Net Income” sections of the Company’s Q2 2016 MD&A for the definition and calculation of Adjusted EBITDA, Adjusted Net Income, and Gross Margin.

Please see DHX Media’s Q2 MD&A for fiscal 2016 for further details, available at www.dhxmedia.com or on www.sedar.com or www.sec.gov/edgar.

DHX Media’s complete financial statements are available at www.dhxmedia.com or on www.sedar.com. Unless noted otherwise, all dollar amounts included herein are stated in Canadian dollars.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com) is a key player internationally in the production, distribution, broadcast and licensing of entertainment content for children and families. Owner of the world's largest independent library of kids' and family content, at more than 11,000 half-hours, DHX Media is recognized globally for such brands as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, Make It Pop, Slugterra and the multiple award-winning Degrassi franchise. DHX Media is comprised of four main business units: DHX Studios creates high-quality original entertainment at its Vancouver and Halifax animation studios, its Toronto live-action studio, and in working with top international producers; DHX Distribution is a major provider of content to the global market; DHX Television, home to the Family suite of channels, is dedicated to delivering best-in-class programming to Canadian families; and DHX Brands specializes in creating, building and managing high-profile global entertainment brands within the children's and young-adult markets. DHX Media also owns the full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), which represents numerous entertainment, sport and design brands. DHX Media has offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing. The Company is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains “forward looking statements” under applicable securities laws with respect to DHX including, but not limited to, the business strategies and operational activities of DHX, the markets and industries in which it operates, and the future growth and financial and operating performance of DHX and its subsidiaries. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

For more information, please contact:

Investor Relations, please contact:
David A. Regan – EVP, Corporate Development & IR, DHX Media Ltd.
david.regan@dhxmedia.com
+1 902-425-3814

Media, please contact:
Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400